Mail Stop 3561

August 5, 2009

Richard M. Osborne
Energy West, Incorporated
1 First Avenue South
Great Falls, Montana 59401

      Re: **Energy West, Incorporated**
               Preliminary Proxy Statement on Schedule 14A
               Filed July 15, 2009
               File No. 0-14183

Dear Mr. Osborne:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A for Energy West, Incorporated

Letter to shareholders

1. Where you indicate that the existing shareholders will continue to own the same number of shares as before the mergers, please revise to state that their percentage ownership will be reduced and quantify by how much.

Questions and Answers About the Mergers and This Meeting, page 1

What is the total value of the merger consideration? page 3

2. In addition to providing your current stock price, please also provide your stock price as of the date you announced the execution of the Agreements of Merger on July 2, 2009

and the date you originally announced the terms of the transaction on September 11, 2008, such as you have on page 74.

<u>Have the Companies' Shareholders Approved the Mergers? page 4</u>

3. Please also indicate to what extent the vote is assured. This comment also applies to the Q&A "What percentage of stock are the director and executive offers entitled to vote at the annual meeting?" on page 7.

<u>Summary Term Sheet, page 9</u>

<u>Rick Factors, page 15</u>

4. Where you state that you will incur additional financial obligations as a result of the transaction please quantify this amount. Please also elaborate upon and quantify, where practicable, the additional interests you reference of your directors, executive officers and shareholders.

<u>Proposal One – Election of Directors, page 18</u>

5. We note your indication that shares represented by proxies may be voted for a substitute director. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

6. You state that where no special instructions are given on the proxy card with respect to cumulative voting, your shares will be voted for each nominee. Please revise to clarify, if true, that under these circumstances you will allocate shares evenly between the candidates and that you will not exercise discretionary authority to cumulate votes. Refer to Item 6(c) of Schedule 14A.

<u>The Board of Directors, page 19</u>

7. Please ensure that you have provided the business experience of each of your officers and directors during the last 5 years. For example, we note that it is unclear how long Mr. Abrams has been president of Reserve Ventures. Refer to Item 401(e) of Regulation S-K.

<u>Audit Committee Report, page 24</u>

8. Please revise this discussion to indicate that no accountant has been selected or recommended to shareholders for approval or ratification for the current year. Refer to Item 9(a) of Schedule 14A.

9. Please revise to disclose the audit committee's pre-approval policies and procedures with respect to the fees paid to your principal accountant. Refer to Item 9(e)(5)(i) of Schedule 14A.

Executive Compensation, page 28

10. Please revise your summary compensation table to provide the information sought at Item 402(n) of Regulation S-K for the last *two* completed fiscal years.

11. Please briefly explain how you arrived at the amounts paid under the Bonus column. In this regard, we note that the Employment Agreements of Messrs. Degenstein and Shipley discuss that both persons are eligible to receive a bonus, however, it is not clear how you have determined the amount that was ultimately awarded.

12. In the last paragraph on page 28, you indicate that the compensation committee "has approved the award to Mr. Degenstein of options to purchase 10,000 shares of Energy West's common stock in each of 2008, 2009 and 2010." If an award was made in 2008, please revise the summary compensation table to reflect this award or revise to clarify why no disclosure appears here.

The Transaction, page 34

General Description of the Transaction, page 34

13. We note your statements here and on page 39 that certain "efficiency" reasons caused you to change the structure of the proposed transactions. Please revise to describe in detail what you mean by "efficiency" reasons and considerations.

14. Revise to disclose how the consideration amount and transaction structure differ from the original stock purchase agreement you entered into. In this regard, we note your indication that the "purchase price is now the merger consideration and is substantially the same as before."

Background of the Transaction, page 36

15. Please revise to discuss the reasons why the board of directors chose two of the six available board members to form the special committee and discuss the reasons why they chose Messrs. Argo and Abrams to serve on the special committee.

16. Please revise to discuss in detail whether your board of directors or the special committee considered alternatives to the acquisition proposed by Mr. Osborne. Specifically, please discuss whether the board or the special committee considered transactions with companies with which Mr. Osborne had no financial relationship. If the special committee did not consider alternatives, please discuss why.

17. We note your statement that your corporate counsel represented Mr. Osborne and the Companies' Shareholders and that you waived this conflict. We also note that the special committee engaged an independent legal advisor. Please expand on the board's reasons for waiving the conflict of interest.

18. Please revise to identify all legal counsel to which you refer, including the "representatives of [y]our securities law counsel" present at the April 3, 2008 meeting. Also, please identify your corporate counsel who represented Mr. Osborne and the Companies' Shareholders in connection with the transaction and your independent counsel who represented the special committee. Please revise your discussion to refer to these firms or persons by name throughout the filing.

19. Please revise to explain how you arrived at the $32 million purchase price you originally offered and how you determined that increasing it to $34,304,000 was appropriate. Please also explain how you arrived at the $1,598.09 value you ascribe to each customer and why you agreed to this amount, considering you state on page 37 that the special committee determined that the purchase price should not be based upon a multiple of customers.

20. We note your statements that you proposed to value Energy West shares at $10 per share for purposes of the transaction while your stock was trading at approximately $8.45 per share. Please revise your disclosure to discuss why you chose to assign the shares a premium rather than a market price for purposes of the transaction.

21. You state on page 38 that you considered "potential acquisition-related synergies and cost savings." Please revise to elaborate upon these considerations, including the "detailed financial presentation" that was considered by the Board at the September 11, 2008 meeting.

Reasons for the Transaction and Recommendations of the Special Committee…, page 39

22. In your discussion of the reasons for the transaction, please revise your discussion to elaborate upon the following factors you have listed as supporting the special committee's the approval of the transaction:

   a. Explain what information you considered "regarding [y]our and the Companies' respective businesses, prospects, business plans, financial performance and condition, results of operation and competitive positions" that supported the committee's recommendation to approve the transaction;

   b. Explain how "current market conditions" supported the committee's recommendation to approve the transaction; and

      c.   Explain in detail how you considered the "fairness of the transaction to [y]our shareholders" as distinguished from the bullet point that follows, regarding the fairness to Energy West.

23. In an appropriate place in the document, please discuss in detail what, if any, consideration the special committee gave to whether the transaction was fair specifically with respect to the company's non-affiliate shareholders.

24. Please tell us what consideration the special committee gave to the fact that Mr. Osborne controls the Companies and is an executive officer and shareholder of Energy West, which presents inherent conflicts of interest that might cause the transaction terms to be less than fair to the unaffiliated shareholders.

Opinion of Houlihan, Smith & Company Inc., page 42

25. In an appropriate place in your disclosure, please revise to indicate whether the special committee reviewed for accuracy and completeness any of the financial projections provided by you or the Companies regarding the Companies' performance and whether the special committee found Houlihan Smith's reliance upon those projections to be reasonable.

26. Please revise to disclose, if not otherwise disclosed, any instructions from the management or board of Energy West or the Companies regarding the scope of the financial advisor's investigation.

27. We note your statement that "Houlihan Smith … was chosen by the special committee from among several similar financial firms." Please revise to provide additional disclosure on the company's process and reasons for selecting Houlihan Smith as financial advisor. Please see Item 1015(b)(3) of Regulation M-A.

28. Please revise to discuss, if applicable, any material relationship that is contemplated or that existed during the last two years between you and Houlihan Smith and any compensation received or to be received as a result of any such relationship between you and Houlihan Smith. Please see Item 1015(b)(4) of Regulation M-A.

Comparable Transactions Data table, page 47

29. Please revise to elaborate on or explain why certain revenue multiples are footnoted as "not meaningful."

Interests of Certain Persons in Matters to be Acted Upon, page 51

30. Please revise this discussion to quantify the value of the additional shares Mr. Osborne will receive. Please also disclose whether Mr. Osborne has any change of control agreements with the Companies and whether they will be triggered as a result of this transaction.

Status of Shares Issued in the Merger, page 54

     31. Please disclose the exemption from registration upon which you are relying and the facts relied upon to make that exemption available.

Restrictions on Payment of Dividends, page 75

     32. Please discuss whether you anticipate the additional incurrence of debt as a result of this transaction to impact your ability to continue to pay monthly dividends.

Information about Energy West, page 77

     33. Please ensure that you update your Management's Discussion and Analysis, as well as your financial statements, to reflect the period ended June 30, 2009, as applicable. This comment also applies to the information provided by the Companies, as applicable.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Kathleen L. Mesel
        Kohrman Jackson & Krantz, PLL
        Via Facsimile